Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF:
SUNGOLD INTERNATIONAL HOLDINGS CORP.
(the "Corporation")

TO BE HELD AT THE PAN PACIFIC HOTEL, COAL HARBOUR
SUITE, 300–999 CANADA PLACE, VANCOUVER, BC, V6C 3B5,
ON FRIDAY FEBRUARY 25, 2005 AT 11:00 AM (PACIFIC TIME)

This Proxy is solicited on behalf of the management of the Corporation for the Annual General Meeting of Shareholders on January 21, 2005 (the “Meeting”). At the Meeting, holders of common shares (“Common Shares”) are entitled to vote for every Common Share held. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

The undersigned, a shareholder of the Corporation (“Registered Shareholder”), hereby appoints, Donald Harris, a Director of the Corporation, or failing this person, Art Cowie, a Director of the Corporation, or in the place of the foregoing, _________________as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the said Meeting, or any adjournment thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the undersigned as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)
		For	Withhold
1.	To appoint Loewen Stronach & Co., Chartered Accountants, as auditors of the Corporation.

2.	To elect the following persons as directors of the Corporation:
Art Cowie
Donald Harris
Walter Wolff
Larry R. Simpson
Dennis Hedtke
		For	Against
3.	To fix the number of directors of the Corporation for the ensuing year at five (5).

4.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.

5.	To transact such other business as may properly come before the Meeting

The undersigned hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________________________________

Please Print Name: ________________________________________________

Date: ________________________________________________

Number of Common hares: ________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Corporation.

2.
This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)
appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)
appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxy holder sees fit.

6.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada Proxy Dept. 100 University Avenue 9th Floor Toronto Ontario M5J 2Y1 Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524